Exhibit 2

Dension Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.densionmines.com
PRESS RELEASE
DENISON MINES CORP. ANNOUNCES C$65,450,000 PRIVATE PLACEMENT
Toronto, ON — November 18, 2010: Denison Mines Corp. (TSX: DML; NYSE AMEX: DNN) (“Denison” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers, which have agreed to sell on behalf of the Company on an underwritten private placement basis 25 million special warrants of the Company (the “Special Warrants”) at a price of C$2.45 per Special Warrant for aggregate gross proceeds of C$61,250,000 (the “Non-Flow Through Offering”) and 1.4 million flow through special warrants of the Company (the “Flow Through Special Warrants”) at a price of C$3.00 per Flow Through Special Warrant for gross proceeds of C$4,200,000 (the “Flow Through Offering”). Collectively, the Non-Flow Through Offering and the Flow Through Offering will raise aggregate gross proceeds of C$65,450,000 (the “Offering”). The Flow Through Special Warrants will not be offered or sold in the United States.
Each Special Warrant will entitle the holder thereof to receive one common share of the Company (a “Common Share”) and each Flow Through Special Warrant will entitle the holder thereof to receive one common share of the Company to be issued on a “flow through” basis under the Income Tax Act (Canada) (a “Flow Through Share”). The Special Warrants and Flow Through Special Warrants are exercisable by the holders thereof at any time for no additional consideration, and all unexercised Special Warrants and Flow Through Special Warrants will be deemed to be exercised on the earlier of: (i) the date that is four months and a day following closing of the Offering; and (ii) the third business day after a receipt is issued for a (final) prospectus by the securities regulatory authorities in each of the Provinces of Canada where the Special Warrants and Flow Through Special Warrants have been sold qualifying the distribution of the Common Shares and Flow Through Shares issuable upon exercise of the Special Warrants and Flow Through Special Warrants, respectively.
The Company will use its reasonable best efforts to obtain such receipt by December 31, 2010. However, if the Company fails to qualify the distribution of the Common Shares and Flow-Through Shares underlying the Special Warrants and Flow-Through Special Warrants, respectively, by December 31, 2010, then the holders of the Special Warrants will be entitled to receive 1.1 Common Shares in lieu of one Common Share upon the exercise or deemed exercise of the Special Warrants (the “Penalty Provision”). The Flow Through Special Warrants are not subject to the Penalty Provision.
The Company plans to use the proceeds of the Non-Flow Through Offering for the development of the Company’s uranium properties, for working capital and for general corporate purposes. The proceeds received by the Company from the Flow Through Offering will be used to incur eligible Canadian exploration expenses that qualify as Canadian exploration expenses and “flow-through mining expenditures” for purposes of the Income Tax Act (Canada) and which will be renounced in favour of the holders with an effective date of no later than December 31, 2010.
The Offering is scheduled to close on or about December 9, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE Amex LLC and the securities regulatory authorities.

In accordance with an existing agreement between the Company and its largest shareholder, Korea Electric Power Corporation (“KEPCO”), KEPCO is entitled to subscribe for additional common shares of the Company. KEPCO will be entitled to subscribe for approximately 4.5 million common shares at the subscription price of C$2.45 per share.
This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
About Denison
Denison Mines Corp. is mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company has ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

Ron Hochstein	(416) 979-1991 ext. 232
President and Chief Executive Officer

James Anderson	(416) 979-1991 ext. 372
Executive Vice President & Chief Financial Officer
Cautionary Statements Regarding Forward Looking Information
This document contains forward-looking statements. More particularly, this document contains statements which include, but are not limited to, the timing of closing of the Offering, the issuance of securities upon the exercise of the Special Warrants and the Flow-Through Special Warrants, the Company’s plans to file a prospectus, the Company’s planned use of proceeds of the Offering, and the expectations of the Company regarding the receipt of the required regulatory approvals.
The forward-looking statements are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.